Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

Tel.: (408) 526-4000

September 18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Desk

Re:	Cisco Systems, Inc.
2006 Annual Report on Form 10-K
File No. 0-18225

Ladies and Gentlemen:

We have transmitted electronically for filing, pursuant to the Securities Exchange Act of 1934, Cisco Systems, Inc.’s Annual Report on Form 10-K for year ended July 29, 2006.

The financial statements included in this Form 10-K reflect changes from the preceding year in accounting principles or practices, or in the method of applying any such principles or practices. Specifically, there was a change in accounting principle related to the balance sheet classification of certain marketable SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, debt and equity securities from a balance sheet classification based on maturity to a classification based on the nature of the securities and its availability for use in current operations. On November 23, 2005, Cisco Systems, Inc. filed as Exhibit 18.1 to its Quarterly Report for the period ended October 29, 2005, a letter that it received from its independent registered public accounting firm, PricewaterhouseCoopers LLP, addressing the conformity of the change with Accounting Principles Board Opinion No. 20, Accounting Changes.

If you have any questions regarding the Form 10-K, please contact me at (408) 525-0164.

Very truly yours,

CISCO SYSTEMS, INC.

By:	/s/ Betsy Rafael
Betsy Rafael
Vice President, Corporate Controller